February 2, 2005



Mail-Stop 0408
Via facsimile and U.S. Mail (604) 669-5791

Mr. Zhao Zhiying
President, Secretary, Treasurer and Director
The Medical Exchange Inc.
1332 8th Street
Saskatchewan, Canada S7N 0S9

	Re:   The Medical Exchange Inc.
                     Amendment No. 1 to Form SB-2
	         Filed January 21, 2005
	         File No. 333-120936

Dear Mr. Zhiying:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Description of Business
Our Current Business - page 20
1. Revise the last sentence in the third paragraph to use
"senility"
instead of "caducity" is that is what is meant and indicate the basis for the statement, such as, management believes, or if there is a citation to an authority, please indicate such authority.

Competition - page 28
2. Revise herein or in the "Government Regulation" subsection to briefly discuss how the technology was obtained or acquired, if patents, trademarks, and/or copyright protections apply and if anyone has any proprietary rights to the technology they develop or will it be subject to copying upon development. If protections are available, how does the Company know if the technologies they are working on are already protected or how will they protect them upon development.

Accounting Comments
Our Business - page 4
3. You reference an audit report for the period ended December 31, 2004 in this section. The report issued by your independent accountant is issued on the period ended June 30, 2004. Please revise to clarify.

Risks Related to Our Business - page 5
4. Please revise to reconcile the working capital of $9002 disclosed in this section to the balance sheet at December 31, 2004.

Strategy - page 22
5. Please revise to provide an expanded discussion in support of your disclosure that you anticipate receiving revenues within the next twelve months, identifying the source of those revenues and the date from which you calculated the twelve months.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Diane San Pedro at (202) 824-5483 or Paul Cline at (202) 942-
1782.
All other questions may be directed to Michael Clampitt at (202)
942-
1772 or to me at (202) 942-1779.

						Sincerely,



						Barry McCarty
						Senior Counsel
CC: 	Via Facsimile: (604) 669-5791
	Alin Wan
	Fraser and Company
	Barristers and Solicitors
	1200-999 West Hastings Street
	Vancouver, BC, V6C 2W2



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The Medical Exchange Inc.
Page 4